February 18, 2010
VIA EDGAR
Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
United States

Re:	NTT DoCoMo, Inc.
Form 20-F for the Fiscal Year Ended March 31, 2009
Filed June 25, 2009
File No. 1-31221
Dear Mr. Spirgel:
This is in response to the comment of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in your letter dated February 4, 2010, with respect to the annual report on Form 20-F of NTT DoCoMo, Inc. (“DoCoMo”) for the fiscal year ended March 31, 2009 (the “2009 Form 20-F”). For your convenience, we have included the text of the Staff’s comments below and have keyed our responses accordingly.
Form 20-F for the Fiscal Year Ended March 31, 2009
Revenue Recognition, page F-16
1. We refer to your accounting policy for the sale of handsets. We also note the disclosure of the introduction of a new handset sales scheme which enables subscribers to select installment payments. Please tell us about the terms of your arrangements with resellers and subscribers. In your response, please also provide us with the following information:
•	Describe any right of return provision available to the resellers and when they are obligated to pay you for the handset;

•	If there is a right of return, discuss your historical experience with returns;

•	Describe the payment process between the company and resellers once phones are sold on the payment plan to subscribers, specifically indicating how you pay the resellers;

•	Describe any recourse you have if a subscriber returns a phone or defaults on payments under the installment plan;
•	Tell us the accounting literature that you rely upon to record revenue from handset sales at the time of delivery to agent resellers and how you evaluated the impact of the installment payment plan available to subscribers on your revenue recognition. In your response please also tell us how you considered the guidance in question two of SAB Topic 13.A.1, and 605-45 of the FASB Accounting Standards Codification;

•	It appears that the sale of handsets and the related subscriber financing may constitute a multiple element arrangement. Tell us how you applied the guidance in 605-25 of the FASB Accounting Standards Codification in evaluating these arrangements.

Response:
DoCoMo respectfully acknowledges the Staff’s comment and in order to respond to the Staff’s comments, DoCoMo is first providing below a general overview of the terms of the main arrangements entered into by DoCoMo, the agent resellers and the subscribers followed by the responses to the Staff’s questions:
I.	General Background of Terms of Arrangements of DoCoMo, Agent Resellers and Subscribers
The main arrangements among DoCoMo, agent resellers and subscribers that relate to the Staff’s comments consist of the following three agreements:
(i) The agent reseller agreement, which involves the sale of handsets from DoCoMo to the agent resellers;
(ii) The handset sales agreement, which involves the sale of handsets from the agent resellers to the subscribers; and
(iii) The installment purchase brokerage contract.
The key contract terms of each of the above-referenced agreements are as follows:
(1) Agent reseller agreements. The title of the handsets is transferred from DoCoMo to the agent resellers at the time of delivery of the handsets to the agent resellers. There is no right of return provisions and DoCoMo has no obligation to accept handset returns once the handsets are sold to the agent resellers, except in the case of product defects. Defective handsets are generally covered by manufacturer’s warranty. DoCoMo is not a manufacturer of handsets.
DoCoMo determines the sales prices of the handsets to the agent resellers under the agent reseller agreements. The agent resellers agree to pay for handset purchases to DoCoMo by the end of the month following the delivery of the handsets.
The following graph sets forth the main features of the agent reseller agreement:

(2) Handset sales agreements. The subscribers purchase their handsets directly from the agent resellers pursuant to the handset sales agreements. The agent resellers have no obligation to accept handset returns once the handsets are sold to the subscribers, except in the case of product defects.
The agent resellers determine the sales prices of the handsets to subscribers. DoCoMo has no influence or control over the sales price of handsets to subscribers by the agent resellers.
Subscribers pay the purchase price of the handsets directly to the agent resellers in a lump-sum amount at the time of purchase, unless the subscriber chooses the installment payment plan further explained in subsection I.(3) below. The decision of whether to pay in a lump-sum or in installments rests solely with the subscriber.
If a subscriber chooses the installment payment plan, DoCoMo then pays to the agent reseller the sales price agreed to between the subscriber and the agent reseller. DoCoMo recovers these funds by billing the subscriber for the installment payments along with the subscriber’s monthly charges and additional airtime charges over the installment contract period in the same billing statement. For more detailed information regarding this plan, please see the subsection I.(3) below.
The following graph sets forth the main features of the handset sales agreement:

docomo
NTT
Agent resellers
Handset purchase agreement
Sales of handset
¥60,000 per handset
Payment for handset
• The agent resellers have no obligation to accept handset returns once the handsets are sold to the subscribers.
• The agent resellers determine the sales prices of the handsets to subscribers.
• Subscribers pay the purchase price of the handsets directly to the agent resellers in a lump-sum amount at the time of purchase, unless the subscriber chooses the installment payment plan
Subscribers
¥60,000

(3) Installment purchase brokerage contract. The installment purchase brokerage contract is a third-party contract among DoCoMo, agent resellers and subscribers. It is a separate contract from the wireless services contract or the handset purchase agreement.
The installment purchase brokerage contract is a contract which defines the agent reseller as “the seller of the handset”, the subscriber as “the purchaser of the handset” and DoCoMo as “the provider of the advance payment”. Sales of handsets to subscribers are made only from the agent resellers. DoCoMo does not buyback or procure handsets from agent resellers in order to sell handsets to the subscribers.
The installment payment plan can have a duration of 12 or 24 monthly payments, at the option of the subscriber. Since the installment option is offered as a part of enhancing our customer services, no interest is charged to subscribers.
If a subscriber chooses the installment payment plan, DoCoMo pays the purchase price of the handset to the agent reseller on behalf of the subscriber. DoCoMo recognizes liability to the agent resellers at the time the installment purchase brokerage contract is entered into. The payment to the agent reseller is made by the end of the month following the date of the installment purchase brokerage contract.
DoCoMo then bill the subscriber for the installment payment along with the subscriber’s monthly charges and additional airtime charges over the installment contract period chosen by the subscriber in the same billing statement.
If a subscriber defaults on payments, the subscriber would then lose benefit of time, and DoCoMo would require the subscriber to make accelerated lump-sum payments for the remaining balance at the time of default. The risk of default on the installment payments belongs to DoCoMo and DoCoMo has no rights of recourse against the agent resellers.
The following graph sets forth the main features of the installment purchase brokerage contract:

II.	Responses to Staff’s Comments

•	Describe any right of return provision available to the resellers and when they are obligated to pay you for the handset;
Response: Agent resellers do not have any return rights to DoCoMo under the agent reseller agreements with the sole exception of product defects. DoCoMo will replace defective handsets. However, DoCoMo is provided with a manufacturer’s warranty for product defects. Consequently, no provision for product defects is made. Agent resellers are obligated to pay to DoCoMo for the handsets when the handsets shipped from DoCoMo are accepted by the agent resellers. The due date for the payment is by end of the month following the acceptance of such products.
•	If there is a right of return, discuss your historical experience with returns;
Response: Agent resellers do not have any return rights, as explained in the response immediately above.
•	Describe the payment process between the company and resellers once phones are sold on the payment plan to subscribers, specifically indicating how you pay the resellers;
Response: DoCoMo’s obligation to pay to the agent resellers for handsets sold under the installment payment plans is recorded as a liability at the time when the installment purchase brokerage contract is signed (i.e., when subscribers purchase handsets and sign the contract.) The payment to the agent resellers for the handsets sold is made the month following the date of the contract.
•	Describe any recourse you have if a subscriber returns a phone or defaults on payments under the installment plan;
Response: Once handsets are sold to subscribers, subscribers cannot return the handsets either to agent resellers or to DoCoMo, regardless of their payment options (lump-sum payment or installment payment). If a subscriber defaults on payments, such subscriber will lose benefit of time and DoCoMo will require the subscriber to make accelerated lump-sum payments for the remaining balance at the time of default. The risk of default on the installment payments belongs to DoCoMo and DoCoMo has no rights of recourse against agent resellers.
•	Tell us the accounting literature that you rely upon to record revenue from handset sales at the time of delivery to agent resellers and how you evaluated the impact of the installment payment plan available to subscribers on your revenue recognition. In your response please also tell us how you considered the guidance in question two of Staff Accounting Bulletin (“SAB”) Topic 13.A.1, and 605-45 of the FASB Accounting Standards Codification (“ASC”);
Response: We considered the following accounting literature for purposes of determining when revenue should be recognized. The application of such literature is addressed in the analysis that is in the second part of this response.
SAB104 (Revenue recognition)
Revenue generally is realized or realizable and earned when all of the following criteria are met:
(i) Persuasive evidence of an arrangement exists;
(ii) Delivery has occurred or services have been rendered;

(iii) The seller’s price to the buyer is fixed; and
(iv) Collectability is reasonably assured.
SAB Topic 13 A 2 Question 2 (Consignment arrangement consideration)
This subtopic addresses when products delivered to a consignee pursuant to a consignment arrangement do not qualify as revenue recognition criteria. Key elements for such a judgment are as follows:
(i) The buyer has the right to return the product;
(ii) The seller is required to repurchase the product at specified price;
(iii) The transaction processes the characteristics set forth in EITF Issue 95-1 and does not qualify for sales —type lease accounting; and
(iv) The product is delivered for demonstration purposes.
ASC605-45 (Gross vs. net presentation consideration)
This subtopic provides guidance as to whether an entity should report revenue gross or net of certain amounts paid to others.
Application Analysis
Analysis of SAB104
DoCoMo believes all of the conditions for revenue recognition are met for the sales of handsets when the agent reseller accepts delivery of the product. Specifically:
(i) Evidence of an arrangement exists via the agent reseller agreement between DoCoMo and the agent reseller, as previously described above;
(ii) Delivery occurs once handsets are shipped to and accepted by agent resellers. Agent resellers have no right to return the handsets to DoCoMo;
(iii) The handset sale price to agent resellers is fixed under the agent resellers agreement; and
(iv) Collection of the sales price is reasonably assured because it is not dependent upon whether or not the agent reseller can sell the handset. The proceeds from handset sales to agent resellers are due and payable to DoCoMo in the month following the delivery of the handsets. Historically, DoCoMo has not experienced any significant collectability problems with the agent resellers regardless of the fact that such products are ultimately sold to subscribers.

Accordingly, we believe that “the risks and rewards of ownership of the product” as defined in the SAB104 have been transferred to the agent resellers at the time when the handset delivery takes place. Therefore, we believe that it is appropriate to record handset sales revenue at the time of handset delivery to agent resellers, since the handset sales to agent resellers fully satisfy the requirements for revenue recognition stipulated in SAB104. In other words, we believe that the earning process for handset sales to agent resellers is culminated at that time.
Analysis of SAB Topic 13 A 2
As explained in the SAB104 analysis above, the sales recognition cycle of handset sales to agent resellers is culminated at the time of delivery without any right of return or repurchase. Furthermore, such handset sales do not possess any characteristics for sales-type lease transactions, and the product is not delivered for demonstration purposes. Therefore, we concluded that deferral of revenue would be inappropriate.
Analysis of ASC605-45
As discussed above, handset sales to agent resellers and providing funds to agent resellers on behalf of subscribers under installment payment plans are two distinct transactions that occur at different times. The decision to pay for the handset in its entirety or on an installment basis at the time of sale by the agent reseller is solely determined by the customer. The agent reseller is not acting as an agent of DoCoMo for purposes of selling the handsets to customers. Therefore, the issue of gross/net presentation stipulated at ASC605-45 is not applicable.
•	It appears that the sale of handsets and the related subscriber financing may constitute a multiple element arrangement. Tell us how you applied the guidance in 605-25 of the FASB Accounting Standards Codification in evaluating these arrangements.
Response: As previously discussed, we have concluded that the earnings process for the sale of handsets to agent resellers is culminated at the time the agent reseller accepts delivery of the handset from DoCoMo. DoCoMo has no obligation to return the sales proceeds to the agent reseller in the event the agent reseller is unable to ultimately sell the handset to a customer.
If and when a subscriber decides to purchase a handset, the subscriber will determine whether or not to make a lump sum payment to the agent reseller or to elect to pay for it on an installment basis. This is a separate and distinct transaction that occurs at a point in time after the sale of the handset by DoCoMo to the reseller and is not linked in any way to the agent reseller agreement between DoCoMo and the agent reseller. The recovery of DoCoMo’s cash outflow via the monthly installment collection from the subscriber does not result in revenue recognition by DoCoMo. It is simply the recovery of a receivable for the cash payment made to the agent reseller under the separate installment purchase brokerage contract. Such installment amount is billed together with the monthly service subscription. Consequently, it is our judgment that no multiple element arrangement exists at the time handsets are sold to agent resellers.

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DoCoMo acknowledges that:
•	it is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
/s/ Kazuto Tsubouchi
Kazuto Tsubouchi
Chief Financial Officer NTT DoCoMo, Inc.

cc:	Christy Adams, Senior Staff Accountant
Terry French, Accounting Branch Chief
Division of Corporation Finance
(Securities and Exchange Commission)

Izumi Akai
Yoichiro Taniguchi
Sandra Treusdell
(Sullivan & Cromwell LLP)